May 21, 2014

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Re:	Extra Space Storage Inc.
Form 10-K for the year ended December 31, 2013
Filed on March 3, 2014
File No. 001-32269

Dear Mr. Woody:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated May 15, 2014.  For your convenience, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regard to its filings:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2013

Financial Statements

Consolidated Statements of Cash Flows, page 58

1)             Please present cash flows used to acquire real estate assets separately from development and redevelopment efforts. In addition, please reconcile these amounts to the information present in Note 4 — Property Acquisitions and Dispositions.

Company Response:

We will present cash flows used to acquire real estate assets separately from development and redevelopment efforts in future filings.

The reconciliation of the cash flows used for acquisition, development and redevelopment of real estate assets for the year ended December 31, 2013 is as follows:

Acquisition, development and redevelopment of real estate assets per cash flow	$(356,425)
Add:
Closing costs paid and expensed at close included in net income	(5,461)
Debt assumed and defeased at close included in Principal payments on notes payable and lines of credit, including defeasance	(98,960)
$(460,846)
Less:
Redevelopment costs included in acquisition, development and redevelopment of real estate assets	46,690
Other	378
Cash paid per Note 4 - Property Acquisitions and Dispositions	$(413,778)

Notes to Consolidated Financial Statements

2. Earnings per Common Share, page 67

2)             We note your disclosure that 257,266 Series B units and 33,202 Series C units were excluded from the computation of earnings per share as their effect was anti-dilutive. Please clarify why only a portion of the Series B and C units were considered anti-dilutive and tell us the total number of shares, if any, related to the conversion of these units that have been included in your calculation of average common shares outstanding — dilutive.

Company Response:

The amount of Series B and Series C units that were considered anti-dilutive was calculated using a weighted average, as the units were issued in August, September and December of 2013.  As of December 31, 2013, the Series B and Series C units were anti- dilutive and as such, all such shares were excluded from the dilutive earnings per common share calculation.

3)             Please clarify why shares related to cancelled stock options are included in the average number of common shares outstanding — diluted calculation.

Company Response:

In the table setting forth the computation of earnings per share, the line item “Dilutive and cancelled stock options and restricted stock awards” included dilutive stock options and unvested restricted stock awards, and no cancelled options were included during 2013 in this line item.  This wording was corrected in our Form 10-Q for the three months ended March 31, 2014 to remove the reference to cancelled stock options.  We will continue to use this updated language in our future filings.

We appreciate the time that you have taken to review our filings.  If you have any questions regarding the foregoing responses, please contact me at (801) 365-4482.

Sincerely,

/s/ P. Scott Stubbs
P. Scott Stubbs
Executive Vice President
Chief Financial Officer

cc:                Ernst & Young LLP

Latham & Watkins LLP